

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via Email
Cameron Reynolds
President and Chief Executive Officer
VolitionRX Limited
150 Orchard Road
Orchard Plaza 08-02
Singapore 238841

> **Re:** **VolitionRX Limited**
> **Amendment to Form 8-K**
> **Filed January 11, 2012**
> **File No. 000-30402**

Dear Mr. Reynolds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed January 11, 2012

General

1.   We note you have made changes to certain financial statement items between Amendment 1 to Form 8-K filed November 1, 2011 and Amendment 2 to Form 8-K filed January 11, 2012. Please revise disclosure to include a discussion of changes that have been made between each amendment. In this regard, we note changes to amounts in your statement of cash flows as well as changes in the per share price of shares issued during each period presented.

Item 1.01

2. Please explain the reference to the cancellation of 40% of the 2.02 million shares issued and outstanding. Please clarify when this cancellation occurred, the terms of the cancellation and how this cancellation was affected. Did the shareholders enter into an agreement for the cancellation of their shares? If so, please file as an exhibit.

Item 5.01

3. We reissue prior comment nine from our letter dated November 23, 2011. Please provide the information requested by Item 5.01(a)(6).

Form 10 Disclosure

4. We partially reissue prior comment 11. We continue to note references to your products. For instance, on page nine you state "we currently have two blood tests in the NuQ-X family" and "generally, one of the Company's tests is used as a frontline test…." Please revise to clearly reflect that you are in the development stage and that you have no products to date.

5. We note your statement on page six that your "early pilot clinical studies have demonstrated a high rate of detecting cancer … [and while] these small pilot studies must be confirmed in larger clinical studies, [they] are promising findings." You further state your belief that your tests "will be able to detect and characterize cancer and other disease states better than existing methods based on the outcomes [you] have received …" We note similar statements elsewhere in your document. Please note that statements about the efficacy of your proposed product should be substantiated or removed. Please revise throughout as appropriate. Similarly, we continue to note your statement that you believe your tests will be adopted quickly in the healthcare market because these are ELISA tests. Please provide the basis. We continue to note that you are a development stage company and have only conducted limited testing of these proposed products. In this regard your attention is directed to prior comments 12, 15, and 17 from our letter dated November 23, 2011 for further clarification of the types of statements which require substantiation and the methods for doing so.

6. We note your response to prior comment 15 and the revised text on page nine. Please revise to further substantiate these statements or remove them. Where statements are based on the results of scientific studies, please clarify:

    •   The nature and results of the studies performed, including the procedures followed in conducting the study and the confidence levels associated with the results; and,
    •   Advise us which journals you have submitted your studies to and provide us with copies of your submissions.

7.   We reissue prior comment 17. We continue to note several promotional statements throughout your document, such as your statement on page 13 that "we believe this HyperGenomics^{TM} technology has the potential to be groundbreaking" and the statement on page 21 that you expect rapid growth, if and when your products gain acceptance. Please remove these and similar promotional statements or provide us with the basis for your conclusion that your products are groundbreaking.

8.   We note statements throughout your document, including on pages 11 and 12 about the proposed pricing of your products and the estimated costs to manufacture. With a view to disclosure, please advise us how you developed these estimates.

9.   Given the development stage of the company, you have no agreements or arrangements with diagnostic companies, and the limited testing of your proposed products to date, the statement on page 11 that you believe your future products will command the high end of the price range and the reference to the "accuracy" of your products appears promotional. Please remove. Similarly, the discussion of the estimated cost to manufacture and the estimated selling price of the disposable home use tests appear promotional at this point in time. We note that you will have to undergo regulatory approval to sell your products other than for research use.

10.   Please reconcile the disclosure on page 20 that "the funding required to bring our current pipeline of products to the RUO market is in place" with the disclosure in the Liquidity and Capital Resources section on page 33 that "our cash reserves are only adequate to fund operations for a limited period of time" and that "in view of the potential lack of financing, Singapore Volition may be obliged to discontinue operations." Provide a more detailed discussion in this section of what cash is currently available for which portions of your business plan and clearly discuss in greater detail the need for additional financing and the impact upon the company and your business plan if you are unable to obtain such additional financing.

11.   We note reissue prior comment 22. Please revise to more fully address the material terms of your agreements, including any fees, royalties, and fixed payments paid or payable pursuant to the agreements. Similarly, discuss the material terms of the Soft Repayable Grant, such as how the grant may be deemed a failure under the agreement and how the amount that must be repaid is calculated.

12.   Please provide the disclosure requested by Item 101(h)(4)(xii) of Regulation S-K. In this respect your attention is directed to prior comment 25.

Financial Information, page 33

13.   The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that

management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

14. We note your statement on page 33 that you have $1.1 million "due in respect of stock issuances" and "a working capital surplus." Your financial statements as of September 30, 2011 describes these as notes payable and suggests you have been repaying the notes with cash instead of by the issuance of shares. In an appropriate location, please describe the material terms of these notes including who has the option of electing between cash or share repayment. In addition, please clarify why you believe it is appropriate to exclude this amount from working capital for purposes of your statement. Also, please file these notes as exhibits.

Properties, page 36

15. We note the reference to your laboratory in Belgium on page 9. Please discuss in this section.

Security Ownership of Certain Beneficial Owners and Management, page 36

16. Please disclose the name(s) of the natural person(s) who have voting and dispositive control over the shares held by Concord International, Inc. and ValiRX PLC. In addition, we note the removal of the footnote that Mr. Rootsaert holds investment and voting control over Concord International. Please explain why Mr. Rootsaert is does not hold investment and voting control, as previously stated.

17. We partially reissue prior comment 29. Please provide the business experience for Mr. Alexander for the past five years. The disclosure in the Form 8-K providing Form 10 information is as of the date initially filed.

Executive Compensation, page 45

18. Please revise to provide the information for each named executive officer only once in the summary compensation table. Such compensation should not be broken down by company and subsidiary. Similarly revise the directors table. Lastly, we note the Service Agreement discussed in the related transactions section. Please include compensation

received by Messrs. Faulkes and/or Reynolds, from this agreement. Item 402 of Regulation S-K requires disclosure of all compensation, direct and indirect.

19.   Please revise to provide the disclosure required by Item 402(o) of Regulation S-K. For instance, discuss the terms of terms of employment for the named executive officers. To the extent that you have agreed to changes in compensation after the business combination, please discuss. For instance, we note the adoption of the 2011 Equity Incentive Plan, as mentioned on page 49. Also, clarify whether you have any employment agreements with the named executive officers.

Compensation of Directors, page 47

20.   Please revise to briefly address the material terms of any agreements with your directors whereby you pay, or will pay in the future, compensation to them for their services as directors. In this respect we note exhibit 10.19. See Item 402(r)(3) of Regulation S-K. In addition, please revise to address the material terms of the option awards and provide the information requested by Item 402(r)(2)(iv) of Regulation S-K.

Certain Relationships and Related Party Transactions and Director Independence, page 48

21.   We do not understand how your response to prior comment 31 addresses our comment and reissue. Please name the purchasers in your May 31, 2011 transaction and disclose the price per share paid as well as the number of shares purchased.

Exhibit

22.   We note that Exhibit 10.01, 10.06, 10.08, 10.09 are missing exhibits, schedules and/or attachments. Please file the exhibits in their entirety.

Exhibit 99.1

3.Acquisition of ValiBio SA, page 10

23.   We note your response to comment 44 in our letter dated November 23, 2011 which provides an analysis in identifying the acquirer. We note your basis in determining that Singapore Volition is the acquirer of ValiBio, the Belgian subsidiary diagnostic development business of ValiRx. Regardless of Singapore Volition being the acquirer of ValiBio S.A., we note that 83% of Singapore Volitions assets relate to the acquired assets and that your business is primarily that of ValiBio. Please tell us how you determined that ValiBio is not the predecessor of Singapore Volition as it appears your business succeeded to substantially all of the business of ValiBio and appears that Singapore Volition own operations before the succession were insignificant relative to the operations acquired. In this regard, your response to prior comment 10 indicates that the business plan of Singapore Volition is to acquire, develop and bring to production life

sciences technologies. Please tell us the nature of Singapore Volition's assets and operations prior to the acquisition of ValiBio and how you determined that ValiBio is not the predecessor of Singapore Volition.

Note 7 – Common Stock, page 8

24.   We note you issued 300,000 warrants during the nine months ending September 30, 2011. Please revise to disclose all of the terms of the warrants, including any anti dilution provisions. Tell us how you determined that equity classification of the warrants was appropriate.

25.   Regarding your service agreement with Volition Research Limited in which you issued 350,000 shares of common stock, please clarify the services that they will be providing the company. In this regard, you disclose that they will be performing R&D activities. If that is the case, please tell us how you determined it is appropriate to capitalize the fees you paid for research and development in accordance with ASC 730.

Exhibit 99.2

1.Basis of Presentation, page 5

26.   You state that your pro forma balance gives effect to the transaction as if it occurred on October 6, 2011. Article 11 requires that your balance sheet be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing. Please revise accordingly.

Exhibit 99.3

Condensed Consolidated Statement of Operations, page 3

27.   Please classify stock based compensation in the same line item(s) you classify compensation paid in cash. In this regard, please revise to reclassify your share-based payment arrangement to the appropriate line item in the statement of operations. Refer to SAB Topic. 14:F. Please ensure that you revise your proforma statement of operations in Exhibit 99.2.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director